EXHIBIT (a)(5)(E)
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Operator
Good day, everyone, and welcome to the Mirant Corporation second-quarter earnings call. Today’s call is being recorded. For opening remarks and introductions, I would like to turn the call over to Ms. Mary Ann Arico, Director of Investor Relations.

Mary Ann Arico - Mirant Corporation — Director-IR
Thank you. Good morning and thank you for joining us today for Mirant’s second-quarter earnings call. If you do not already have a copy, the press release, financial statements and second-quarter filings with the SEC are available on our website at www.mirant.com. The slide presentation is also available on our website. A replay of our call will be available approximately two hours after we finish.
Speaking today will be Ed Muller, Mirant’s Chairman and Chief Executive Officer, and Jim Iaco, Executive IP and Chief Financial Officer. Also in the room available to answer questions are Bob Edgell, Executive VP and U.S. Region Head; John O’Neill, Senior VP and Chief Commercial Officer; Bill Holden, Senior VP and Treasurer; Cameron Bready, Senior VP and U.S. Business Head, Paul Gillespie, Senior VP of Tax. This morning, Ed will provide an overview of the business and Jim will provide the financial results and update on liquidity.
Moving to slide 1, the Safe Harbor during the call. We will make forward-looking statements which are subject to risks and uncertainties. Factors that could cause actual results to differ materially from management’s projections, forecasts, estimates, and expectations are discussed in the Company’s SEC filings. I encourage you to read them.
On our slide presentation and discussions on this call, we include certain non-GAAP financial measures. For such measures, reconciliation to the most directly comparable GAAP measure is available on our website or at the end of our slide presentation.
I will now turn it over to Ed Mueller to begin. Thank you.

Ed Muller - Mirant Corporation — Chairman, CEO, President
Thanks, Mary Ann. Good morning, everyone. I will try and remember to tell you what page I am on. I am on the page that is numbered three, our overall performance. And I am pleased to say our overall performance for the second quarter and the first half has been very good. We’re very pleased with it. Had strong financial results.
And we had these despite lower market prices during the quarter. We did that because — we had the good results because our strategy of hedging has continued to produce predictable financial results and help us avoid the short-term vagaries in the market. I am also pleased that our U.S. fleet has been performing well during particularly this summer period, when demands on it were heavy because of the heat storms across the United States.

If you turn to page 4, you’ll see the actual adjusted EBITDA results. See there — we’re pleased this — in the second quarter we had adjusted EBITDA of $255 million, which is [115%] increase over the comparable quarter last year. And for the six months, $595 million or a 107% increase over the first half of 2005.
We ended the quarter with about $1.8 billion in cash and cash equivalents.
Turning to the page numbered 5, some highlights both from the quarter and earlier in July. First, as you all recall, but so that we’re all on the same page, we announced in July a Dutch auction tender offer for up to 43 million shares. That is underway and expected to close on schedule on August 21.
We have underway auction processes to sell our Philippines business and our Caribbean businesses. Both sets of processes are in the relatively early stages, but the indications of interest are significant and we are pleased with them and optimistic about the ultimate sales prices.
And we announced today that we are going to commence a process to sell six U.S. gas-fired assets. These are in markets where we have only the one asset. They are fine assets, well-run, functioning well, but we have concluded that it does not make long-term sense for the Company to be in a market where we have only a single asset. In particular because given the nature of the business, to be involved in the market means to be involved in its regulatory climate and endeavors, and one asset in a market does not for us justify the effort involved.
We are revising our guidance, both the number and the process. Rather than a range, we will now be providing you and commenced of today with specific number which is our best estimate. Jim Iaco later in the presentation will go over the particulars, but for 2006, our prior range had been $1.15 billion to $1.3 billion, and we are now revising that as of today to $1.282 billion for the consolidated business, $645 million for the continuing businesses, keeping in mind that the continuing businesses means our U.S. business as it currently exists minus the six assets which we are commencing a sale process on today.
Making the same changes — or revisions for 2007, we are going from a range of $1.3 billion to $1.7 billion for the year in adjusted EBITDA, to a specific number of $1.58 billion for the consolidated business and for the continuing business, $924 million.
Now let’s turn to the next page, page 6. You can see the adjusted EBITDA for our U.S. business. As I said earlier, the U.S. business performed well during the quarter and the half because of our strategy of hedging gave us predictable financial results in large part and good news, which I will speak to a little more.
All five units at our Potomac River plant, which is a coal-fired station in northern Virginia, are now operating except in relatively rare weather conditions. So we are ahead of our plan for when we would get this plant back in full operation.
In the marketplace, we have seen gas prices in the near-term come down some, but the back has really not come down very much, and in fact is up from the numbers we used for calculating this guidance, which Jim will walk you through. We have all experienced a heat storm that was unusual in that it hit across the United States simultaneously, rather than what we have historically experienced, which is heat storms in some portion of the market, with weather moving across the country. And new peak demands were set in all of our major markets, California, New England, New York, PJM, as have on-peak rates in those markets.
If you look at page 7 you’ll see, as we have previously, where we stand in terms of hedging, which is an important portion, again, of the strategy the Company. We did not do — we did not add any meaningful hedges in the second quarter, given the market conditions as we perceive them, though we have begun again in the third quarter, given prices in the marketplace to be more active in adding hedges.
But you can see for the continuing U.S. business, for 2006, we have 78% of our expected generation hedged and for next year, we have 48% hedged. Looking at our baseload coal, for the remainder of 2006 we have 97% hedged and for 2007 we are 66% hedged.
Now continuing — on the U.S. business, I will go by our major regions. On page 8, in the mid-Atlantic, a very important region for us, we are seeing — and will have some more data — a capacity market, which appears to be coming finally. Settlement discussions are moving along and we expect this capacity market to be in place by the middle of ‘07.
We are moving forward with compliance at our three Maryland plans, Dickerson, Chalk, and Morgantown, with the Maryland Healthy Air Act. The numbers — the range of our expected expenditures for this remain the same between 2006 and 2009, $1.3 billion to $1.5 billion. You will have seen that we have announced that we have entered into a contract with Shaw Stone & Webster for this program. We expect in 2006 our expenditures to be $148 million and in 2007 our expenditures on this program to be $411 million.
Again, as I said earlier, the coal plants have been operating well, with which we’re pleased, and hedging program that we have in place has enabled us to have predictable financial results.
Turning to page 9, I mentioned the Potomac River plant. This has come along well through a lot of excellent efforts by the people in Mirant working on this. We entered into an Administrative Compliance Order with the U.S. EPA, which established dispatch parameters that are determined based on weather conditions and actual monitoring. We have established actual monitoring stations around the area of the plants so that we see what is actually occurring there. And because of this program, or as a result of it, and operating pursuant to it, we have found that we are now able to run all five units most of the time.
And for example, during the recent heat storm, we were able to do exactly that. We had all five units running. There are three baseload and two intermediate totaling 42 MW. We had previously not expected to be able to get all five running until sometime in 2007. Part of the way we have achieved this result, in addition to this Administrative Compliance Order is by using trona, which comes from Wyoming. It is a variation on sodium bicarbonate and we inject it into the flue gas and it helps us control significantly the sulfur dioxide in the plant.
I won’t dwell further on page 10, but we will be happy to take questions on what is happening in PJM on the capacity markets. You’ll see at the bottom our projected revenue for 2006 — that is for the existing capacity market. There is a market there, $10 million of revenue for us, is what we have projected for ‘06. And for ‘07 we have assumed that this market comes into place in the middle of the year, giving us revenue of $70 million.
Turning to page 11, in the Northeast, here what we are seeing — first of all, the capacity market, now known as the forward capacity market, has been agreed to and will be in place and will start in December. Again, our hedging program gave us good, predictable results. And we continue to attempt to resolve the various bankruptcy —issues that keep our New York business in bankruptcy. These include the real property taxes at Bowline and Lovett. We have not yet reached resolution on them.
The bankruptcy court in Fort Worth, which has jurisdiction over this matter, has ordered that there be a decision by October 21. And the New York judge, state judge who is handling this matter, has indicated that if the parties have not otherwise settled, he will render a decision by the 21st.
On page 12, you can see some of the particulars on the New England capacity market and what we expect at the bottom to receive from it for 2006. Starting in December, $10 million, and for 2007, about $50 million.
Likewise, on page 13, it’s the New York capacity market. At the bottom, what we expect to receive this year and next year.
I want to pause on page 14. We have previously spoken about the repowering proposal at Lovett. Lovett is one of our plants along the lower Hudson River in New York. In 2003, the Company signed a consent decree to control the emissions from this plant. It is two older coal-fired units and now one smaller gas-fired unit.
We have made — we are behind the schedule that this consent decree calls for. We have made a proposal to put circulating fluidized boilers there to repower the units. We would put in two boilers and keep the existing turbines, which is why you can see that this would be a very efficient way to keep the plant operating. It would also provide excellent, excellent environmental performance. We would not, assuming the state of New York agrees to this, we would not have these CFBs in place and operating until 2011 or 2012.
We think this is an excellent way to go forward. We think it meets the needs in New York, which for those of you in New York, you know the peak demands have risen. There are concerns and should be concerns in the lower Hudson and New York City about reserve margins. The New York ISO had an all-time peak in early August.
Because of the terms of the consent decree, while we are continuing these discussions, we expect to give notice in early November that we would shut down unit five at Lovett in April ‘07 in accordance with the consent decree. But notwithstanding giving that notice, which we probably will be doing, we will continue discussions to put in place these CFBs, which we think, again, are an excellent solution for the needs in the marketplace and would make, I think, an excellent — would be an business proposition for New York.

Turning to page 15, in California, some of you may recall or you may all recall we had previously given notice of an intent to withdraw from the marketplace and shut down for 2006 Pittsburg unit seven and Contra Costa unit 6. We are pleased that we have withdrawn that notice after reaching agreement with PG&E and the encouragement of the California Public Utilities Commission to enter into an agreement covering those units and other units at Pittsburg and Contra Costa, aggregating about 2000 MW and covering a term of nearly four years.
We, in addition, are continuing to work with PG&E and though we are at an early stage, to talk about building new generation out at the Pittsburg site. The reserve margins in California, as everyone I think is aware, have been tightening. There is a need for new capacity in the market. These sites are smack in the middle of the load center for Northern California; they are in the East Bay of San Francisco.
On page 16 you can see graphically the plants that we announced today we will commence a process of auctioning 3.5 thousand MW. We would expect to close on this by mid 2007, as with the other divestitures that we have underway. Because of this, we expect in the third quarter to reclassify these assets as assets held for sale; that is, discontinued operations. And we will expect to take an impairment loss somewhere in the range of $500 million to $700 million.
In the Philippines, turning to page 17, as I said earlier, we have our auction process underway. There is vigorous interest in this business, which is terrific. We are on schedule to fund the $700 million term loan, which will provide some of the proceeds for the Dutch auction. We expect it to fund on August 15. It is moving exactly on schedule.
We have had an outage and it continues at Sual unit two. Sual is [to buy] about 600 MW of coal. The generator at Sual 2 tripped and has suffered some significant damage. We are working with the manufacturer, Alstom, on what that will take, how long it will take.
At the extreme, the outage could take up to nine months, we currently think, but we are in real-time here assessing it. We have a team in France right now meeting with Alstom, going over results. We think we will probably be able to do this, based on what we know this morning, in substantially less than nine months.
In any event, the financial impact, even at the nine months, the extreme level, would not be significant, would not exceed $10 million for two reasons. One, under the energy conversion agreement for the plants we have banked outage days and more coming and they are substantial. Second, we have business interruption insurance, and when you integrate the two, I would expect that our total financial impact from this would not exceed $10 million.
The Caribbean auction process is likewise underway and likewise there is interest. Turning to page 19, let me perhaps add a little more detail on how we will utilize the cash as it is generated by these asset sales. As we have said before, our plan is to continue returning cash to our shareholders. How much and the size of that will be determined as we receive the cash. And we will take into account preserving the credit profile of (technical difficulty) maintaining adequate liquidity for the capital requirements of the business, in particular the environmental capital expenditures in Maryland, and retaining sufficient working capital to manage the fluctuations in the marketplace.
When we hedge under the long-term hedge structure that we used in January with J. Aaron, we do not have to post any cash collateral. But the other portions of our hedging program, which continue, do require us to post collateral, and if there are movements in the market adverse to us, to post additional collateral, which is true for anyone in the marketplace. And we have to make sure that we can — we have that capital available.
Of the six plants, six gas plants in the United States that we announced we will be commencing a sales process on, two of them, Zeeland and Bosque, Zeeland in Michigan, Bosque in Texas, are within Mirant North America and use of proceeds from those assets is governed by the debt instruments for Mirant North America, which will require that we either utilize the proceeds in the business of Mirant North America or use the proceeds to repay debt.
With that, I will turn to page 20 and turn this over to Jim Iaco.

Jim Iaco - Mirant Corporation — EVP, CFO
Thank you, Ed. Good morning. It is important to note, as we have mentioned in the past, that the second quarter of a calendar year is normally our weakest quarter, with the third quarter being our strongest, followed closely thereby by the fourth and first quarters of each calendar year.
Having said that, as Ed indicated, we still had a robust second quarter. Because adjusted EBITDA is the best metric for measuring the performance of our business, I will address the improvement in period-to-period comparison of adjusted EBITDA for 2006 versus 2005.

Slides 40 to 43 in your presentation provide additional data on reconciling net income or losses to adjusted net income or loss and to adjusted EBITDA.
As shown on slide 20, adjusted EBITDA for the 2006 second quarter was $255 million, as compared to $119 million for the comparable period of 2005. Year-to-date adjusted EBITDA was $595 million as compared to $288 million for the 2005 year-to-date period. The U.S. business was the primary driver for the period-to-period improvements, primarily due to our hedging activities in prior periods, which protected us from lower market prices for power and, to a lesser extent, to a period-to-period increase in energy prices. I will break this down further at the gross margin level on slide 22.
Our adjusted earnings per share, based upon 308 million diluted shares, was $0.22 and $0.68 for the second quarter and first half of 2006, respectively.
Turning to slide 21, this presents our adjusted EBITDA by operating segment. As I indicated on the prior slide, the U.S. business was the primary driver for the period-to-period improvements. However, as you can see, we experienced a slight improvement in the adjusted EBITDA for both the Philippines and Caribbean businesses. The improvement in the Philippines was primarily due to lower operating expenses and the improvement in the Caribbean was primarily attributable to our Jamaica operations as a result of a June 2005 rate case and operational improvements.
Turning to slide 22, this slide analyzes the components of the Company’s realized gross margin in total and for the United States. For the United States, which is displayed on the right side of the chart, contracted and capacity relates to revenue received through reliability must-run contracts and other installed capacity mechanisms, revenues from ancillary services, and revenue from our back-to-back agreement.
Total Mirant also includes the gross margin from our Philippines and Caribbean businesses, which are fairly predictable, and are in the form of either contracted generation or related to fully integrated utilities.
Energy sold at market prices relates to the U.S. business solely, and is comprised of gross margin from the generation of electricity at market prices and also includes emission allowances, sales and purchases, fuel sales, steam sales, and our proprietary trading activities.
Finally, the incremental realized value of hedges again relates to our U.S. business and reflects the actual margin realized to fund the settlement of our power and fuel hedging. Another way to look at this chart is had we not had hedges in place for the second quarter and first half of 2006, our reported gross margins would have been approximately $66 million and $187 million less, respectively. Thus our hedging activities protected our gross margin in a declining market price environment.
Turning to slide 23, let’s take a look at our free cash flow for the six-month period and the second quarter of 2006. Adjusting net cash provided by or used in operating activities were bankruptcy payments of $757 million and $11 million. Adjusted net cash provided by operating activities amounted to $643 million for the first half of 2006 and $143 million for the second quarter of 2006.
Subtracting capital expenditures for the periods presented gives us adjusted free cash flow of $557 million, or $1.81 per share, for the first half of 2006 and $87 million, or $0.28 per share, for the second quarter of 2006.
Slide 24 shows our debt and liquidity as of June 30, 2006 and December 31, 2005. The increase in total debt from December 31, 2005 to June 30, 2006 was principally due to net borrowings in January by Mirant North America in connection with the exit financing from bankruptcy.
Available cash and cash equivalents is our total cash and cash equivalents reduced by reserve cash, which is defined as cash required for operating, working capital, or other purposes or restricted by subsidiary’s debt agreements.
Finally total liquidity, which is $2,132,000,000, is derived by increasing our available cash and cash equivalents by revolver and LC availability, which at June 30, 2006 principally represents the $800 million revolver at Mirant North America.
Turning to slide 25, as Ed indicated earlier, we are updating guidance for 2006 and 2007. This slide presents our updated adjusted EBITDA and cash flow guidance for 2006. Furthermore, due to the announced sales of our Philippines and Caribbean businesses, as well as the U.S. gas-fired assets, we are providing guidance in total and individually for our continuing U.S. business and our discontinued businesses, which will be reported as such beginning with the third quarter of 2006.

Our 2006 adjusted EBITDA guidance has been updated to $1,282,000,000, which is comprised of $645 million from continuing operations and $637 million from the businesses and assets we are selling. Our previous guidance was a range of $1,150,000,000 to $1.3 billion.
Deducting projected interest expenditures and income taxes and factoring in projected changes in working capital, adjusted cash from operations is $1,225,000,000, with $921 million from our continuing U.S. business and $304 million from the businesses and assets being sold.
Further, reducing that amount by projected capital expenditures of $376 million derives adjusted free cash flow of $849 million, with $632 million from our continuing U.S. business and $217 million from our discontinued businesses. I will provide a more detailed breakdown of our CapEx in a few slides to follow.
Finally, our hedged adjusted EBITDA is $1,171,000,000, with $546 million from our continuing U.S. business and $625 million from the businesses and assets being sold.
Hedged adjusted EBITDA for our continuing business is defined as merchant generation that is fully hedged — in other words, power, fuel, and emissions. It also includes other contracted generation in the U.S., which would include RMR agreements, pull-in arrangements, etc.
Hedged adjusted EBITDA from our discontinued businesses represents our expected adjusted EBITDA from our Philippines and Caribbean operations, which is comprised primarily of contracted generation and adjusted EBITDA from regulated, fully-integrated utilities.
Turning to slide 26, here again we present our adjusted EBITDA cash flow guidance for 2007. Again, as we did in 2006, we are providing guidance in total and individually for our continuing U.S. business and for our discontinued businesses. Again, to repeat, the discontinued businesses represent our Philippine and Caribbean businesses as well as the six U.S. gas-fired assets that we announced that we announced today that we will be selling.
The guidance provided for 2007 includes the adjusted EBITDA for the full year of the businesses and assets to be sold, even though the sales are expected to close by mid 2007. The actual financial results for 2007 will depend on the closing dates of the sales of those businesses and assets.
Our 2007 adjusted EBITDA guidance has been updated to $1,585,000,000, comprised of $924 million from continuing operations and $661 million for the businesses and assets we are selling. Our previous adjusted EBITDA guidance was a range of $1.3 billion to $1.7 billion.
Deducting projected interest expenditures and income taxes and factoring in projected changes in working capital, adjusted cash from operations is $1,164,000,000, with $812 million from our continuing U.S. business and $352 million from the businesses and assets being sold. And further, reducing that amount by projected capital expenditures of the $831 million derives adjusted free cash flow of $333 million, with $183 million from our continuing U.S. business.
Finally, our hedged adjusted EBITDA, which I defined earlier, is $795 million, with $201 million from our continuing U.S. business and $594 million from the businesses and assets being sold.
Turning to slide 27, this gives you a breakdown of our latest projected 2006 and 2007 capital expenditures by operating segment and by type. Our normalized U.S. maintenance CapEx approximates $75 million per year, but is likely to be higher in earlier years of our Maryland environmental CapEx program due to upgrades that will be timed in conjunction with the environmental retrofits. These numbers may continue to change slightly as we refine the amount and timing of the plant expenditures.
A note on the Caribbean. The amount that you see for 2006 is largely maintenance CapEx, and the amount for 2007 represents maintenance CapEx of approximately $45 million plus $125 million in construction related to expansion projects in Jamaica that will come online in 2008 and 2010.
Turning to slides 28 and 29, focusing first on 28, I will address some of the key sensitivities regarding the guidance for 2006 and 2007 that we are providing today. The guidance for 2006 and ‘07, we used the ‘06 and ‘07 gas price strip at July 1, which as you can see on the chart was $6.75 per MMBTU and $8.84 per MMBTU, respectively. As a reference point, those strips as of today are approximately $8.42 for ‘06 and $9.48 for ‘07.
Based upon our unhedged adjusted EBITDA for 2006 and 2007, using the $7.18 strip, a $1 price move in natural gas will result in a change in adjusted EBITDA of approximately $11 million and $62 million for 2006 and 2007, respectively.

Power price changes due to heat rate movements of 500 BTUs per kilowatt-hour results in a change in adjusted EBITDA of approximately $18 million and $118 million for 2006 and 2007, respectively. And equivalent forced outage rate change of 1% results in a change in adjusted EBITDA of approximately $5 million and $14 million for 2006 and 2007, respectively.
As Ed had indicated earlier, with respect to capacity payments, our guidance includes capacity payment revenue of approximately $45 million and $150 million for 2006 and 2007, respectively, and is broken down by market, as you can see on the chart. As a point, capacity payments realized through the first six months of 2007 were approximately $18 million — 2006, I’m sorry.
Turning to slide 29, our guidance does not include any benefit from the pending Pepco settlement. If the settlement were to be approved in 2006, our adjusted EBITDA would increase by approximately $20 million for 2006, which represents the June through December timeframe, and approximately $32 million for 2007. And if the settlement is approved in 2007, we will have the same benefit in 2007, obviously nothing for 2006.
The guidance does not assume near-term resolution of our New York property tax dispute. However, if the settlement were to be reached and approved in 2006, adjusted EBITDA would increase by approximately $40 million for both 2006 and 2007. If the settlement is reached and approved in 2007, no benefit for 2006 would be achieved, but we would pick up a $40 million benefit in 2007.
With that, I’ll turn it back to Ed, who will wrap up and open up the presentation for questions.

Ed Muller - Mirant Corporation — Chairman, CEO, President
Thanks, Jim. Turning to page 30, highlights here, we have had a strong second quarter, attributable heavily to our hedging strategy and program. We have auction processes underway that are going well at this early stage for our Philippines business and our Caribbean businesses.
We are commencing now a process for auctioning our U.S. gas assets. Our Dutch auction is underway and on schedule close on the 21st of this month. And we have revised our guidance for each of 2006 and 2007, within the ranges we had previously given, but to specific numbers.
So with that, we will be happy to take your questions.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS) Elizabeth Parrella, Merrill Lynch.

Elizabeth Parrella - Merrill Lynch — Analyst
I had a question on your guidance, specifically the hedged adjusted EBITDA. I wanted to make sure I understood what is included in there. Jim, it sounded like what you were saying is it includes all three components of gross margin for the generation that is hedged — the capacity piece, the energy piece and the hedge value piece.

Jim Iaco - Mirant Corporation — EVP, CFO
Yes, Elizabeth. That is correct.

Elizabeth Parrella - Merrill Lynch — Analyst
So for next year, you’re about 48% hedged across the portfolio, the U.S. portfolio. So why is the U.S. piece that’s hedged for next year of about $200 million a bigger percentage of the 924 guidance? What makes up the difference?

Jim Iaco - Mirant Corporation — EVP, CFO
I’m going to let John O’Neill, our Chief Commercial officer, answer that.

John O’Neill - Mirant Corporation — SVP, Chief Commercial Officer
Elizabeth, I think on a gross margin basis, our U.S. gross margin is, from an optic standpoint, would be on a percentage basis more hedged than what we’re representing here. What you’re seeing is we are overcoming all the fixed O&M expenses for the business.
So basically, you’re taking the total gross margin that is hedged and then we are backing out of that all the fixed O&M IN the SG&A expense, both at the U.S. business and at the corporate level, to get down to the adjusted EBITDA.

Elizabeth Parrella - Merrill Lynch — Analyst
So that adjusted EBITDA reflects all the O&M, not just the O&M on the 48% on that is hedged?

John O’Neill - Mirant Corporation — SVP, Chief Commercial Officer
That’s correct.

Jim Iaco - Mirant Corporation — EVP, CFO
We cover all our O&M first, before we consider any of the gross margin hedge.

Elizabeth Parrella - Merrill Lynch — Analyst
Okay. Just one follow-up on the Sual outage. Do you see that affecting the auction process? It sounds like it is not affecting the Philippine term loan, since you indicated that is supposed to close next week. Can you just talk through how that kind of plays into the sale process?

Ed Muller - Mirant Corporation — Chairman, CEO, President
Well, we don’t think it is going to have much impact. While problems with generators are not that common, power plants are big machines. They do have technical issues from time to time. Sual was commissioned and came online in 1999, so it is a relatively new power plant and we are comfortable that we will get this thing back online.
And second that when we do so, we will be able to demonstrate to the comfort of any buyer why they should be comfortable with it. And we’ll do that together with Alstom. And we certainly — the prospective buyers are all aware of this. In the teaser we put out, we described it and we don’t sense any issue there. People who are interested in being in this business know that this is part being in the business.

Elizabeth Parrella - Merrill Lynch — Analyst
Thank you.

Operator
Terran Miller, UBS.

Terran Miller - UBS — Analyst

I was wondering if you — you have given us some indication that there’s vigorous [bidding] in the Philippines. Does it still look like that will be sold as a package together? Also, as you look at the Caribbean, how should we look at that process working? Should we expect that to be in smaller pieces?

Ed Muller - Mirant Corporation — Chairman, CEO, President
We would expect in the Philippines that it will probably all go to one buyer, that is in one piece. We will certainly listen to other proposals, but our expectations, based on what we’re seeing in the market and knowing how the business operates, is that it should be to one buyer.
The Caribbean could go to one buyer. There are people who are interested in all — we have assets in four countries there. There are people who are interested in all four, but there are also some who will be interested in less than all four. So I’m a little less certain about that outcome.

Terran Miller - UBS — Analyst
In the Caribbean, do any of the assets require right of first refusal from any of the countries or states?

Ed Muller - Mirant Corporation — Chairman, CEO, President
There are a variety in the Philippines of consents required — I’m sorry, the Caribbean — thank you — of consents required. There are some rights of first refusal, and so the answer is yes.

Terran Miller - UBS — Analyst
What assets have rights of first refusal?

Ed Muller - Mirant Corporation — Chairman, CEO, President
Boy, Bill, can you answer that?

Bill Holden - Mirant Corporation — SVP, Treasurer
They all have various consent rights, but generally, there are shareholders’ agreement in all four of the Caribbean businesses that have some type of either consent right or tagalong right or right of first refusal.

Terran Miller - UBS — Analyst
Do any of them have fixed prices associated with that?

Bill Holden - Mirant Corporation — SVP, Treasurer
No.

Terran Miller - UBS — Analyst
Okay, thank you.

Operator
Greg Orrill, Lehman Brothers.

Greg Orrill - Lehman Brothers — Analyst
To quick questions. First on the New York assets, just curious how much EBITDA is in your guidance for those. I know you talked a little bit about capacity revenue. Then also just another question on the Philippines process. Can you give us an update on the timeline there?

Ed Muller - Mirant Corporation — Chairman, CEO, President
Let’s do this. Bill, why don’t you talk on the timeline in the Philippines? You just returned from Asia.

Bill Holden - Mirant Corporation — SVP, Treasurer
Right. We have the information memo out to interested parties. We are looking for indicative bids and come August 31, we will select a short list. Shortly after that, final bids would probably be due in the late part of this year. And then we will select a winner and complete documentation as soon as possible after that.

Ed Muller - Mirant Corporation — Chairman, CEO, President
Okay. On the New York, we have not broken out by plant how the guidance is established. What I will say is that we have assumed in the guidance that unit 5 at Lovett, which is one of the coal units, will be shut down in April, pursuant to the notice that I mentioned earlier that we expect to be giving because we don’t expect we will have reached an agreement with the state of New York in time to avoid giving such a notice. So that if Lovett unit 5 were to continue in operation past April, there would be incremental gross margin.

Greg Orrill - Lehman Brothers — Analyst
Okay, thank you.

Operator
Robert Howard, Prospector Partners.

Robert Howard - Prospector Partners — Analyst
Was wondering about the new gas assets that you’re putting up for sale. Do those assets have any contracts associated with them?

Ed Muller - Mirant Corporation — Chairman, CEO, President
They vary. The asset in Florida has a relatively long-term contract. The asset in Georgia has a contract that runs for a few more years. The assets in Nevada and Texas have some shorter-term contracts. The asset in Indiana does not have any contracts. The asset in Michigan has a contract, but it is only for this year. So they vary.

Robert Howard - Prospector Partners — Analyst
Okay. Those contracts, do they also vary by size in terms of the percentage of the output or capacity or —?

Ed Muller - Mirant Corporation — Chairman, CEO, President
The answer is yes.

Robert Howard - Prospector Partners — Analyst
Okay. And the impairment that you guys were talking about, would that be on a GAAP and a tax basis, or is that only on GAAP accounting basis?

Jim Iaco - Mirant Corporation — EVP, CFO
It is on a GAAP accounting basis only.

Robert Howard - Prospector Partners — Analyst
So there would not be — we would not be looking at any tax impacts —.

Jim Iaco - Mirant Corporation — EVP, CFO
That is correct.

Robert Howard - Prospector Partners — Analyst
Okay, thank you.

Operator
Douglas Clifford, Omega Advisors.

Douglas Clifford - Omega Advisors — Analyst
This is a liquidity question. If I add up your liquidity position on slide 24 with the projected free cash flow for the second half of this year in ‘07, assuming something like a midyear sale of the international operations, I come up with pro forma year-end ‘07 liquidity of about $2.7 billion. If — I assume I should subtract $1.4 billion from that — or $1.3 billion from the (indiscernible) case, the Dutch auction.
And the question is, A, is the remaining amount, $1.4 billion, sufficient to operate the U.S. businesses? If so, what would your shareholders — what should we expect would be the use of proceeds from the various asset sales?

Ed Muller - Mirant Corporation — Chairman, CEO, President
Let me start with — to get to the number, you have to assume what the sales price is. And the sales price through this auction process will be what the sales price will be. And as I have said before, but I am happy to repeat, we will, as we receive proceeds, be returning it to shareholders, after making sure that we have adequate resources, cash resources and liquidity, to maintain our credit profile, to meet our capital requirements, including the Maryland capital program, the environmental capital program, and to have sufficient working capital for fluctuations in marketplace in connection with our hedging program.

Douglas Clifford - Omega Advisors — Analyst
Is the number I derived pro forma year-end ‘07, the $1.4 billion, that does not include any asset sale proceeds. So is that sort of generally in the range of sufficient liquidity to operate the remaining businesses?

Jim Iaco - Mirant Corporation — EVP, CFO

Let me speak to sufficient liquidity to operate the remaining businesses. When we look at Mirant North America, which will be the remaining business after all the asset sales are completed, we calculate the liquidity requirements in that business at about $500 million, which would be composed of around $270 million for potential collateral requirements as a result of commodity price movements.
There is a seasonal and intra-month working capital requirement in our business. Typically, we pay for fuel during the month and then we settle power on the 25th of the month. So there is an intra-month and also a seasonal component as we build fuel inventories; that is about $140 million. And then we would keep $100 million of contingency at Mirant North America as well.
So those items would total just over $500 million. Our forecast would show that we have considerably more liquidity than that in the North American business. The number, just in the North American business, probably it ranges from, say, $900 million to $1.2 billion. Plus, as we’ve noted in our last call, we are keeping about $200 million of available liquidity in Mirant Corp.

Douglas Clifford - Omega Advisors — Analyst
The last question, do you have a carrying value for the six notes that you’ll be selling?

Ed Muller - Mirant Corporation — Chairman, CEO, President
We do, but we have not disclosed it.

Douglas Clifford - Omega Advisors — Analyst
Thank you.

Operator
Humberto Media, Citigroup.

Brian Chin - Citigroup — Analyst
This is actually Brian Chin. Question on the capital expenditures numbers for ‘07. I noticed in the last time you gave an update for the CapEx number, it was supposed to be about 750. Now we’ve got CapEx of 830 and you mentioned that the Shaw Group contract means that the capital expenditures for that contract should be about $400 million.
So am I to assume that the maintenance CapEx in ‘07 has gone down or can you just give me a little of clarification?

Bob Edgell - Mirant Corporation — EVP, U.S. Region Head
This is Bob Edgell. It has been moving around a bit, Brian. As you know, we have completed the work with Shaw on a preliminary basis. And we have a new expenditure curve that reflects the program that we are going forward with Shaw. And we have been moving around a bit of the capitalized maintenance scheduling to be consistent with our outage season on the units that we are working on. So it will move around quarter-to-quarter.

Brian Chin - Citigroup — Analyst
Can you give a sense of what the typical maintenance capital expenditures number we should be thinking about is for a given year?

Bob Edgell - Mirant Corporation — EVP, U.S. Region Head

I think Jim mentioned that our ongoing capitalized maintenance is somewhere around $75 million a year, independent of some of the work that we’re doing around the scrubber program. So that is sort of a run rate that is pretty representative.

Brian Chin - Citigroup — Analyst
I’m sorry — maintenance CapEx is $75 million a year?

Bob Edgell - Mirant Corporation — EVP, U.S. Region Head
Yes, that is kind of the common run rate.

Brian Chin - Citigroup — Analyst
Thank you.

Operator
James Sivigny, Oppenheimer Funds.

James Sivigny - Oppenheimer Funds — Analyst
My question is for Ed. As I previously expressed to your senior staff, we’re both owners and creditors of the Company. And in that vein, while we obviously wish to realize the equity upside of our investment, we also do not wish to rob Peter to pay Paul.
Given the statement that you made regarding the return of cash to shareholders and that your number one consideration appears to be the preservation of the Company’s credit profile, is it fair to assume that the return of cash to shareholders will be completed in a manner that does not jeopardize the current credit ratings of any of the Company’s debt obligations?

Ed Muller - Mirant Corporation — Chairman, CEO, President
Well, when I said that we would like to maintain and intend to maintain the current credit profile of the Company, I obviously don’t speak for the credit rating agencies. But we are in contact with them and that is our general intent, yes.

James Sivigny - Oppenheimer Funds — Analyst
Ed, it would seem that a month ago that you have not sort of tipped off at least S&P to your plans regarding the use of cash from the asset sales of the international business or the proceeds from the international assets. So I guess the follow-up to that would be will you be having ongoing conversations with the rating agencies as you return cash to shareholders?

Unidentified Company Representative
The answer to that is yes, and I can’t speak for what the agencies’ analysis will show. But we have had conversations with them along the way and we’d expect to continue to do that as we proceed with the asset sales.

James Sivigny - Oppenheimer Funds — Analyst
Okay, thank you.

Operator

David (indiscernible), Barclay Capital.

Unidentified Speaker
Just wanted to confirm — asset sale proceeds, you said in the presentation you will be returning cash to shareholders. Could you just verify — I assume that means share repurchases, but I wasn’t sure if you were intending a special dividend.

Ed Muller - Mirant Corporation — Chairman, CEO, President
I did not say, and when we have the cash, we will figure out what is the most appropriate means.

Unidentified Speaker
Okay. That’s it.

Operator
Sheru Chowdhry, Paulson.

Sheru Chowdhry - Paulson Partners — Analyst
My questions have been asked and answered. Thank you.

Operator
Paul Patterson, Glenrock Associates.

Paul Patterson - Glenrock Associates — Analyst
Just to follow up here, you guys are not disclosing what the book value of the gas assets are. Is that right?

Ed Muller - Mirant Corporation — Chairman, CEO, President
That is correct.

Paul Patterson - Glenrock Associates — Analyst
Okay. And there is no impact on the NOL balance. Is that correct?

Ed Muller - Mirant Corporation — Chairman, CEO, President
That is correct.

Paul Patterson - Glenrock Associates — Analyst
Okay. Thanks a lot, guys.

Operator
Lasan Johong, RBC Capital Markets.

Lasan Johong - RBC Capital Markets — Analyst
Good morning. Nice quarter. A couple of questions, more strategic. I’m just going to follow up on Doug’s question on the cash, and your statement that you will be returning the of the asset sales to shareholders.
My question is is there such a paucity of other alternative investment opportunities that the best way to utilize those cash proceeds is to buy back or return cash to shareholders? Is it that bad out there?

Ed Muller - Mirant Corporation — Chairman, CEO, President
Well, I would not characterize it that way. There is, given the peaks that have been reached in the marketplace, clearly a need for new capacity, whether through repowering, as we have proposed to do at Lovett, building new at Pittsburg, which we are in the very early stage of discussing with PG&E, and I think ultimately — I am confident ultimately at our Maryland sites as well, given where reserve margins have been going. So it is not a paucity of investments.
However, our business is making investments that are prudent and that will give us a return and we have to also assess the timing of that. What we’re talking about at Pittsburgh would be gas-fired. We think this will take some time. And so as we look forward, we would of course make sure that we have enough capital to do this, but we don’t see this happening tomorrow morning.
The same is true in getting permitting to do something at Lovett, which would be coal-fired. And as TXU is seeing, there are, for legitimate reasons, concerns about coal-fired generation even though it provides half of all the electricity in the United States today.
So it is not a paucity of the investments. It is more the timing right now. And when we look at the timing and our need for capital and measure that against what capital we will have, we would expect to have cash that should be returned to shareholders.

Lasan Johong - RBC Capital Markets — Analyst
I understand. So what you’re saying is that it is not necessarily that there are not any opportunities; it’s you’re going to be sitting on a bundle of cash for awhile — if you don’t return it to shareholders, then that is a waste of money?

Ed Muller - Mirant Corporation — Chairman, CEO, President
I think so. We will at the time be looking to see what happens, and if the marketplace changes and there are good returns, then — you could imagine with a good brownout or blackout in some markets that the climate for building, for example, new coal or repowering with coal might change. But it hasn’t changed yet.

Lasan Johong - RBC Capital Markets — Analyst
I understand. That makes sense. In terms of your hedging strategy, I am assuming you are not suggesting that we look at the hedging strategy as a continuing moneymaker for Mirant, right? This is sometimes you’re going to win, sometimes you’re going to lose kind of proposition, correct?

Ed Muller - Mirant Corporation — Chairman, CEO, President
Absolutely. It is just we have been in a period of declining prices and having hedged, we have not been affected much by those declining prices. There will be times when we have hedged and that’s okay, when the markets will go the other way, and you could argue that we have left money on the table, and that’s okay.

Lasan Johong - RBC Capital Markets — Analyst
That’s fine. I understand that now. And Lovett CapEx, how much do you think you’re going to spend?

Ed Muller - Mirant Corporation — Chairman, CEO, President
We are early stages here on what it will cost and how the transaction might be structured, including offtake agreements. The capital, gross capital, we would expect to be somewhere, if this came to success, in the range of $400 million. How much of that would come from us, how much would come from financing would depend very much on the structured, and it is premature to know.

Lasan Johong - RBC Capital Markets — Analyst
Thank you.

Operator
Rudy Tolentino, Morgan Stanley.

Rudy Tolentino - Morgan Stanley — Analyst
Just to follow up on Lasan’s question. I take it the Lovett projects are dependent on you securing contracts.

Ed Muller - Mirant Corporation — Chairman, CEO, President
Well, they are dependent on a variety of factors. They are dependent on our getting some resolution that is satisfactory on real property taxes. They are dependent on the agreement of the state of New York, various agencies and departments of the state, that this is appropriate. And then looking at the economics, we would expect that it would also be dependent on some sort of offtake. But we have a bunch of moving pieces right now.

Rudy Tolentino - Morgan Stanley — Analyst
Okay. As for as the offtake, are you talking like long-term contracts or could you give a little more color?

Ed Muller - Mirant Corporation — Chairman, CEO, President
It is really premature. I know you would like a clear answer. I would like a clear answer. We have a bunch of moving pieces here right now.

Rudy Tolentino - Morgan Stanley — Analyst
Just to follow up on Liz’s question about the Sual outage, what was the cause of that? I know you talked about generator trips, but there’s a lot of causes of generator trips. Could you just add a little more color?

Ed Muller - Mirant Corporation — Chairman, CEO, President
We’re still getting to what the root cause is. There is some damage within the generator, and what the exact cause is is important in knowing how to repair to, and we are not certain yet of that.

Rudy Tolentino - Morgan Stanley — Analyst

Okay, so it is just like to the generator rotor itself?

Ed Muller - Mirant Corporation — Chairman, CEO, President
It is not to the rotor. It is to the static.

Rudy Tolentino - Morgan Stanley — Analyst
Thank you very much for your —.

Operator
Judd Arnold, King Street.

Judd Arnold - King Street — Analyst
Could you walk through the heat rates on all the gas plants you’re selling?

Ed Muller - Mirant Corporation — Chairman, CEO, President
John, do you want to see if you can help him there?

Mary Ann Arico - Mirant Corporation — Director-IR
We can give that off-line.

John O’Neill - Mirant Corporation — SVP, Chief Commercial Officer
Most of it is new combined cycle fire generation, so you’re talking GE class technology, 7000, 7500 heat rates. There are some peakers in the mix that would have higher heat rates, but it’s all —.

Ed Muller - Mirant Corporation — Chairman, CEO, President
Pretty standard.

Judd Arnold - King Street — Analyst
I will follow up off-line. Thank you.

Operator
Raymond Leung, Bear Stearns.

Raymond Leung - Bear, Stearns & Company — Analyst

Can you elaborate a little bit more on the gas peaker plants? You said that there are certain, I guess, bank or bond covenants that you’d probably have to redeploy the proceeds. Can you sort of elaborate on that and what you may think about using the proceeds for, as well as in relation to, I guess, your previous indication that you’ll be at 4 times debt-to-EBITDA target, and what is the right level for that longer-term?

Bill Holden - Mirant Corporation — SVP, Treasurer
Yes, the reference to the financing covenants results from the fact that the Zeeland and Bosque plants are owned within the Mirant North America structure. The financing agreements there have limitations on asset sales. And essentially what they require is that we use the proceeds from asset sales to retire debt or we reinvest the proceeds in the business. And there are time requirements where the proceeds have to be committed and reinvested.
And the way the covenant works, the proceeds have to be committed within 365 days of receipt, and then actually invested within 180 days beyond that.

Raymond Leung - Bear, Stearns & Company — Analyst
Okay. In terms of any potential debt-to-EBITDA targets, how do you think about using those proceeds as a result of that?

Bill Holden - Mirant Corporation — SVP, Treasurer
I think we’ll have to look at at the time. Something in the range of 4 times net debt-to-EBITDA as a long run target I think still does not feel too bad to me. But I think certainly when we look at the overall credit profile of the business, we’ll want to look at capital expenditure requirements in the near term. We’ll want to look at liquidity levels. And then we will also look at lower commodity price cases to make sure that the capital structure and the credit profile is robust.

Raymond Leung - Bear, Stearns & Company — Analyst
Okay, great. Thanks, guys.

Mary Ann Arico - Mirant Corporation — Director-IR
We will take one more question.

Operator
Clark Orsky, KDP Investment Advisors.

Clark Orsky - KDP Investment Advisors — Analyst
Thanks. My questions were answered.

Mary Ann Arico - Mirant Corporation — Director-IR
Let’s try one more.

Operator
[Allison Mullaney], CRT Capital Group.

Allison Mullaney - CRT Capital Group — Analyst
I just had one quick question. A lot of my questions were answered. Just in terms of clarity, the guidance for 2007, the prior guidance that you gave for 2007, did that include the capacity payment assumptions that you’ve included in your revised guidance?

Jim Iaco - Mirant Corporation — EVP, CFO
Yes, it did.

Allison Mullaney - CRT Capital Group — Analyst
So that $150 million was previously included?

Jim Iaco - Mirant Corporation — EVP, CFO
Yes, that’s correct.

Allison Mullaney - CRT Capital Group — Analyst
Okay, thank you.

Mary Ann Arico - Mirant Corporation — Director-IR
Okay, thank you for joining us today. If you have any further questions, Sarah Stashak and I will be available by phone in just a few minutes. Also Ed Muller, Jim Iaco and I will be attending the Lehman conference in early September and the Merrill Lynch conference in late September. Thank you.

Operator
Once again, ladies and gentlemen, this does conclude today’s call. We thank you for your participation and you may disconnect at this time.